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Exhibit 99.1

BIOVAIL CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 28, 2005

Voting Results

Resolution #1

On a show of hands, the Chairman declared that the shareholders ratified the resolution in the form set out in Appendix A of the Management Proxy Circular authorizing the continuance of Biovail under the Canada Business Corporations Act (the "Continuance").

Resolution #2

On a show of hands, the Chairman declared that the shareholders ratified the resolution in the form set out in Appendix B of the Management Proxy Circular Confirming the new by-laws of Biovail.

Resolution #3

On a show of hands, the Chairman declared that the shareholders ratified the resolution in the form set out in Appendix C of the Management Proxy Circular setting the number of directors for election at the meeting at seven and authorizing the directors to set the number of directors within the minimum and maximum prescribed by the articles of Biovail.

Resolution #4

On a show of hands, the Chairman declared that the shareholders ratified the election directors for all nominees listed below:

    Eugene N. Melnyk
    Sheldon Plener
    William M. Wells
    Wilfred G. Bristow
    Michael R. Van Every
    Dr. Douglas J.P. Squires
    Dr. Laurence E. Paul
    Jaime C. Sokalsky

Resolution #5

On a show of hands, the Chairman declared that the shareholders ratified the appointment of Ernst & Young LLP, as auditors for the ensuing year and authorized the Board of Directors of Biovail to fix the remuneration of the auditors.

Dated this 28th day of June, 2005.

CIBC MELLON TRUST COMPANY
Amanda de Freitas

Christopher de Lima

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BIOVAIL CORPORATION ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS JUNE 28, 2005 Voting Results